SGOCO GROUP, LTD. APPOINTS JOHNSON LAU AS CHIEF FINANCIAL OFFICER

BEIJING, CHINA, July 2, 2013 -  SGOCO Group, Ltd. (NASDAQ: “SGOC”)  (“SGOCO” or the “Company”), a company focused on building its own brands and retail distribution network in the Chinese flat panel display market, today announced that its board of directors appointed Mr. Johnson Lau to serve as the Company’s Chief Financial Officer (“CFO”), effective immediately, to replace Mr. David Xu. Mr. David Xu will transition his chief financial officer duties to Mr. Lau and serve as the Company’s Chief Operating Officer.

Mr. Johnson Lau, age 39, is a Certified Public Accountant of the Hong Kong Institute of Certified Public Accountants and CPA Australia. Mr. Lau has over 17 years of experience in the accounting profession. Mr. Lau started his career in Deloitte in Hong Kong and Beijing from 1997 to 2004. Prior to joining SGOCO, Mr. Lau worked in various public companies in the United States and England as Director of Finance and CFO for nine years. He holds a bachelor degree in commerce from Monash University, Australia.

Mr. Burnette Or, President and Chief Executive Officer of SGOCO, commented, “We are delighted to welcome Johnson as our new CFO. We believe Mr. Lau’s strong financial management and reporting background as well as his proven skills in communicating with the investor community will make significant contributions to SGOCO’s growth and development. ”

“We are also delighted to engage our former CFO, Mr. David Xu as our new COO effective immediately. David will be extensively involved in our sales and operations in China in his new role, which allows the management team to be better-positioned in achieving long-term sustainable growth and value creation for our shareholders.” Mr. Or continued.

About SGOCO Group, Ltd.

SGOCO Group, Ltd. is focused on product design, brand development and distribution in the Chinese flat-panel display market, including computer monitors, TVs and application specific products. SGOCO sells its products and services in the Chinese market and abroad. For more information about SGOCO, please visit our investor relations website http://www.sgocogroup.com.

Safe Harbor and Informational Statement

This announcement contains "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, including, without limitation, those with respect to the objectives, plans and strategies of the Company set forth herein and those preceded by or that include the words "believe," "expect," "anticipate," "future," “will,” "intend," "plan," "estimate" or similar expressions, are "forward-looking statements". Forward-looking statements in this release include, without limitation, the effectiveness of the Company’s multiple-brand, multiple channel strategy and the transitioning of its product development and sales focus and to a “light-asset” model, Although the Company's management believes that such forward-looking statements are reasonable, it cannot guarantee that such expectations are, or will be, correct. These forward-looking statements involve a number of risks and uncertainties, which could cause the Company's future results to differ materially from those anticipated. These forward-looking statements can change as a result of many possible events or factors not all of which are known to the Company, which may include, without limitation, requirements or changes adversely affecting the LCD and LED market in China; fluctuations in customer demand for LCD and LED products generally; our success in promoting our brand of LCD and LED products in China and elsewhere; our ability to have effective internal control over financial reporting; our success in designing and distributing products under brands licensed from others; management of sales trend and client mix; possibility of securing loans and other financing without efficient fixed assets as collaterals; changes in government policy in China; the fluctuations and competition in sales and sale prices of LCD and LED products in China; China’s overall economic conditions and local market economic conditions; our ability to expand through strategic acquisitions and establishment of new locations; changing principles of generally accepted accounting principles; compliance with government regulations; legislation or regulatory environments; geopolitical events, and other events and/or risks outlined in SGOCO's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F and other filings. All information provided in this press release and in the attachments is as of the date of the issuance, and SGOCO does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

SGOCO Group, Ltd.

Serena Wu

Investor Relations Manager

Tel: +86 (10) - 85870173 (China)

US: +1(646) - 5831616 (Voice mail)

Email:ir@sgoco.com